

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 23, 2010

Via U.S. Mail and Facsimile (212) 536-8502

Mr. John P. Rielly
Senior Vice President and Chief Financial Officer
Hess Corporation
1185 Avenue of the Americas
New York, New York 10036

>   **Re: Hess Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
>   **Filed August 4, 2010**
>   **File No. 1-01204**

Dear Mr. Rielly:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   In light of recent events involving the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your rigs is involved in an explosion or similar event in any of your offshore locations. For example, and without limitation, please address the following:

- Disclose the applicable policy limits related to your insurance coverage;

- Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

- Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- To the extent any of your contracts include cross-indemnification provisions, if applicable, quantify any specified monetary limits with respect to your obligations to indemnify other parties to those contracts, in connection with legal and financial consequences of spills of industrial waste and other liquids.

2. In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

3. We note that in February and December of 2009, and in August of 2010, you issued various debt securities under your Form S-3ASR 333-132145 and Form S-3ASR 333-157606. However, you do not appear to have filed an amended legal opinion for either of these takedowns from your shelf registration statements. Such an opinion cannot include the assumptions permitted in the earlier opinion filed at the time of effectiveness. Please file such opinions, or advise.

Business and Properties

Exploration and Production, page 2

4. Please explain to us how your current disclosure complies with the requirements of Regulation S-K, Item 1202(a)(2) with regard to geographic area, as defined in Item 1201(d). In this regard, tell us how you comply with these rules when you group reserves, if any, in South America and Australia together with those located in Asia. Additionally, tell us why Equatorial Guinea, the U.K., Malaysia and Thailand do not each require separate reporting.

5. Tell us why you believe that it is appropriate to combine natural gas liguids with crude oil rather than show natural gas liquids type. In that regard, we note that you provide separate production information of natural gas liquids. We also note that average selling price of natural gas liquids, as presented on page 7, is significantly below the price of crude oil.

6. By footnote or otherwise, clarify that barrel of oil equivalence does not necessarily result in price equivalence. Highlight the recent discrepancy between oil and gas prices.

7. We note that your proved undeveloped reserves declined from 2008 to 2009. We also note that you replaced 103% of your 2009 production. In an appropriate location,

address any long term implications of any difficulty replacing your proved undeveloped reserves upon your ability to replace production.

8.   Please revise the production table to also present the information by each field that contains 15% or more of your total proved reserves, or tell us why such disclosure is not required. See Item 1204(a) of Regulation S-K.

United States, page 4

9.   Clarify what you mean by "residual oil zone."

Oil and Gas Reserves

Sales commitments, page 7

10.   You disclose that you sell natural gas in the United States and abroad under long-term contracts.   You further disclose that United States natural gas production is expected to approximate 30% of your 2010 sales commitments. Please tell us what consideration you gave to disclosing the information required by Item 1207 of Regulation S-K and how you concluded that such disclosure was not required.

Risk Factors Related to Our Business and Operations, page 11

11.   Your risk factors section should identify particular risks with sufficiently descriptive captions, rather than by the use of general headings such as "Commodity Price Risk"; "Technical Risk"; "Political Risk"; "Environmental Risk"; and "Catastrophic Risk." Please revise. See Item 503(c) of Regulation S-K.

Contractual Obligations and Contingencies, page 29

12.   Clarify the pricing and volume requirements of your commitment to HOVENSA.

Supplementary Oil and Gas Data, page 77

Qualifications, page 80

13.   Please expand this discussion to more fully describe the background and qualifications of Mr. Heck to comply with the requirements of Regulation S-K, Item 1202(a)(7).

Proved undeveloped reserves, page 80

14.   Please expand this section to more fully describe the changes in your proved undeveloped reserves during 2009. In this regard, please quantify the amount of liquid hydrocarbons and natural gas converted from proved undeveloped to proved developed during the year, and describe any other reasons for material changes.

15.   We note your disclosure that approximately 10% of your proved reserves have
        remained undeveloped for five years or more. With a view towards disclosure, please
        explain how you determined that these PUDs qualify as proved reserves considering
        the length of time required to develop the reserves.

Certain Relationships and Related Transactions, and Director Independence, page 87 (as
incorporated by reference from your Definitive Proxy Statement filed on May 5, 2010)

16.   Please disclose the standards by which your general counsel, and/or your audit
        committee, reviews any transaction which may be required to be disclosed under Item
        404 of Regulation S-K.

Part IV. Exhibits

Exhibits 99.1

17.   Item 1202(a)(8) of Regulation S-K specifies disclosure items pertaining to third party
        engineering reports. Please obtain modification of the report of DeGolyer and
        MacNaughton so that they present:

        •   The 12 month average benchmark product prices and the average adjusted prices
            used to determine reserves; and

        •   The aggregate percentage difference between your proved reserve estimates and
            those of your third party engineer.

18.   The closing paragraph of the DeGloyer and MacNaughten report states that their
        report was prepared at the request of Hess and should not be used for purposes other
        than those for which it is intended. As Item 1202(a)(8) of Regulation S-K requires
        these reports, please obtain and file a revised version which retains no language that
        could suggest either a limited audience or a limit on potential investor reliance.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Management's Discussion and Analysis and Results of Operations and Financial Condition,
page 16

Overview, page 16

Other Matters, page 17

19.   We note your disclosure that drilling of a production well at the Shenzi Field was
        suspended as a result of the moratorium. You disclose that this should have a modest
        impact on your 2010 production. Please quantify the impact on your 2010 production
        and revenues. Please also tell us what impact the moratorium has had or will have on
        any lease expirations in the Gulf of Mexico. In this regard, we note that your Chief

Executive Officer disclosed that at Shenzi you are deferring about 2,000 barrels a day of production as a result of the moratorium, in his presentation at the Barclays Capital CEO Energy-Power Conference on September 16, 2010.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

 H. Roger Schwall
Assistant Director